FOR IMMEDIATE RELEASE: April 7, 2011	PR 11-08

Atna Announces Expansion of Deep Briggs Zone

Golden, CO – Atna Resources Ltd. (“Atna”) –(TSX:ATN – OTCBB:ATNAF) is pleased to report results from drilling focused on mineralization in the Deep Briggs zone at the Briggs Mine in Inyo County, California. These new holes, taken in conjunction with recently reported drilling in the same area, are establishing a continuous zone with mineable widths and grade above the average mine grade. Significant results include:

•	205 feet (62.5 meters) grading 0.025 ounces gold per ton (“opt”) (0.86 grams/tonne gold) in the Deep Briggs zone, including 55 feet (16.8 meters) grading 0.048 opt (1.65 g/t) in hole number BMD11-063
•
100 feet (30.5 meters) grading 0.019 opt (0.65g/t) in the Main Briggs zone and 110 feet (33.5 meters) grading 0.019 opt (0.065g/t) which includes a 30 foot (9.1 meter) zone grading 0.030 opt (1.03g/t) in the Deep Briggs zone in hole number BMD11-067

"This drilling program validates the new geologic model for Briggs developed by Bill Stanley, our Vice President, Exploration. This drilling clearly demonstrates potential to increase the resource base. Success in this program should increase economic mineral reserves, which will allow us to achieve our goal of increasing gold production and reducing operating cost," said James Hesketh, President & CEO.

These holes are contiguous with and extend the broad mineralized zones encountered in drilling described in previous press releases dated February 28 and March 22, 2011.  Drilling of Deep Briggs continues and is targeted to fill in between these existing drill holes and to extend the mineralized zone along trend. The samples from two additional drill holes are currently being shipped to Inspectorate America for analysis.

Detailed Assay Results
Hole	From-feet (meters)	To-feet (meters)	Length-feet (meters)	ounces/ton Au (grams/tonne Au)	Zone
BMD11-063 (Azimuth 270°, Angle -60°)
	0 (0)	30 (9.1)	30 (9.1)	0.014 (0.48)	Main Briggs
	50 (15.2)	255 (77.7)	205 (62.5)	0.025 (0.86)	Main/Deep Briggs
including	120 (36.6)	175 (53.4)	55 (16.8)	0.048 (1.65)	Main/Deep Briggs
	360 (109.8)	380 (115.9)	20 (6.1)	0.016 (0.55)	Deep Briggs
	410 (125.0)	450 (137.2)	40 (12.2)	0.020 (0.69)	Deep Briggs
	565 (172.3)	595 (181.4)	30 (9.1)	0.016 (0.55)	Deep Briggs
BMD11-067 (Azimuth 300°, Angle -60°)
	15 (4.6)	25 (7.6)	10 (3.0)	0.022 (0.75)	Main Briggs
	45 (13.7)	145 (44.2)	100 (30.5)	0.019 (0.65)	Main Briggs
including	120 (36.6)	145 (44.2)	25 (7.6)	0.026 (0.89)	Main Briggs
	340 (103.7)	450 (137.2)	110 (33.5)	0.019 (0.65)	Deep Briggs
including	350 (106.7)	380 (115.9)	30 (9.1)	0.030 (1.03)	Deep Briggs
	600 (182.9)	655 (199.7)	55 (16.8)	0.013 (0.45)	Deep Briggs
	680 (207.3)	720 (219.5)	40 (12.2)	0.010 (0.34)	Deep Briggs
* Intercept length may not represent true thicknesses of the mineralized body due to oblique intersection of the mineralized zone by the drill hole.

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an independent, ISO certified, analytical laboratory located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control (QA/QC) program utilizing both certified gold standards and blanks to augment Inspectorate’s internal QA/QC program.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at the Briggs Mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production and operating costs at the Briggs Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com